PROMISSORY NOTE

Principal Sum: $[AMOUNT]

Commencement Date: [EFFECTIVE DATE]

Due Date: 18 months after the Commencement Date or Sept 15, 2025

Lender Name: [ENTITY NAME]   **Borrower Name:** BOARDS Charcuterie Plus, Inc.

Lender Address: [ADDRESS]   **Borrower Address:** 760 Montauk Hgwy
                                                                                                                Water Mill, NY 11976

FOR VALUE RECEIVED in the amount of $[AMOUNT], the undersigned Borrower promises to pay as set out in this Promissory Note to the Lender or its successors and assigns, at such place as the Lender hereof may designate from time to time in writing, in lawful money of the United States of America, the Principal Sum of $[AMOUNT] as provided for herein.

PAYMENTS. Borrower will pay to Lender the sum of 18% plus the principal amount of the Note plus any relevant fees, lending or processing fee (if any), all late charges or returned payment charges. All payments including interest and fees is due in full 18 months from signing.

- **Delivery.** Payments shall be delivered through the WEFUNDER PORTAL represented through the received link.

- Loan Payments. Loan payback is structured as follows with 3 payments and no prepayment penalties. Payment 1 is 6 months from signing or Sept 15, 2024- Payment 2 is 12 months from signing, and all balances due by month 18 or Sept 15, 2025

FAILURE TO PAY. If the Lender has not received the full amount of any monthly payments after the Due Date, the Borrower shall owe a late payment fee to the Lender of 10% of the Principal Sum, due immediately, in addition to the previously owed balance. If the owed balance and the late fee are not paid promptly, the Lender may, at his/her option, declare the Note in default.

COLLECTION COSTS. If any payment obligation under this Note is late, the Borrower promises to pay all costs of collection, including attorney's fees and costs.

DEFAULT. The occurrence of any one or more of the following events constitutes an "Event of Default" under this Note:

- The failure of the Borrower to pay the Principal Sum and the Interest Amount and any other sums owed hereunder when due;
- The Borrower files bankruptcy, becomes insolvent, or is otherwise unable to pay its debts as they come due;
- An application for the appointment of a receiver for the Borrower;
- Borrower fails to comply with any other obligations under the terms of this Note.

If an Event of Default occurs, Lender shall be permitted to pursue all rights and remedies allowed by this Note or available at law.

REMEDIES. At the election of the Lender, and upon notice to the Borrower, the Principal Amount and Interest Amount remaining unpaid under this Note, and any other amounts due hereunder, shall be and become immediately due and payable in full upon the occurrence of any Event of Default. Failure to exercise this option shall not constitute a waiver of the right to exercise same in the event of any subsequent Event of Default. No holder hereof shall, by any act of omission or commission, be deemed to waive any of its rights, remedies or powers hereunder or otherwise unless such waiver is in writing and signed by the holder hereof, and then only to the extent specifically set forth therein. The rights, remedies and powers of the holder hereof, as provided in this Note, are cumulative and concurrent, and may be pursued singly, successively or together against the Borrower, any Guarantor hereof, the Security Interest, and any other security given at any time to secure the repayment hereof, all at the sole discretion of Lender. In the event the default is cured prior to notice to the Borrower from the Lender demanding immediate payment, then the default shall be dismissed and there shall be no Event of Default for that occurrence. Any controversy or claim arising out of or relating to this Note, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association and judgment on the award rendered by said arbitration may be entered in any court of competent jurisdiction.

NOTICES. Any notice that must be given to Borrower under this Note shall be given by delivering it or by mailing it by certified mail addressed to Borrower at the Borrower's address above. If Borrower provides a different address than the address listed above, Lender must give notice to Borrower at the most current address provided. Any notice that must be given to the Lender under this Note will be given by mailing by certified mail to the Lender at the Lender's address above. If Lender provides a different address than the address listed above, Borrower must give notice to Lender at the most current address provided.

INTEREST LIMITATIONS. If the interest provisions herein shall result, at any time during the loan, in an effective rate of interest which, for any month, exceeds the limit of usury or other laws applicable to the loan, all sums in excess of those lawfully collectible as interest of the period in question shall, without further agreement or notice between or by any party hereto, be applied towards the principal immediately upon receipt of such monies by the Lender, with the same force and effect as though the Borrower has specifically designated such extra sums to be so applied to principal and the Lender had agreed to accept such extra payment(s) as a premium-free prepayment.

SUCCESSORS. The terms and conditions of this Promissory Note shall inure to the benefit of and shall be binding and severally upon the successors, assigns, heirs, survivors and personal representatives of the Borrower and Lender and shall inure to the benefit of any of Lender's legal representatives, successors and assigns.

SEVERABILITY. In the event that any provision, clause, sentence, section or other part of this Promissory Note is held to be invalid, illegal, inapplicable, unconstitutional, contrary to public policy, void or unenforceable in law to any person or circumstance, Borrower and Lender intend that the balance of this Promissory Note shall nevertheless remain in full force and effect.

GOVERNING LAW. This Note is governed and controlled as to validity, enforcement, interpretation, construction, effect and in all other respects by the statutes, laws and decisions of the State of , without regard to its conflict of law's provisions. The Borrower and Lender acknowledge and agree that any arbitration brought under this Note shall be venue in .

WAIVER OF DEFENSES. OTHER THAN CLAIMS BASED UPON THE FAILURE OF THE LENDER TO ACT IN A COMMERCIALLY REASONABLE MANNER, THE BORROWER WAIVES EVERY PRESENT AND FUTURE DEFENSE (OTHER THAN THE DEFENSE OF PAYMENT IN FULL), CAUSE OF ACTION, COUNTERCLAIM OR SETOFF WHICH THE BORROWER MAY NOW HAVE OR HEREAFTER MAY HAVE TO ANY ACTION BY THE LENDER IN ENFORCING THIS NOTE. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE LENDER GRANTING ANY FINANCIAL ACCOMMODATION TO THE BORROWER.

BORROWER REPRESENTS AND WARRANTS THAT PRIOR TO SIGNING THIS PROMISSORY NOTE, S/HE HAS READ AND UNDERSTANDS ALL THE PROVISIONS OF THIS PROMISSORY NOTE AND AGREES TO BE BOUND HEREBY.

BORROWER AND LENDER AGREE THAT THEY HAVE HAD OPPORTUNITY TO SEEK ADVICE OF COUNSEL PRIOR TO SIGNING THIS NOTE.

IN WITNESS WHEREOF, the parties have executed this agreement as of ___[EFFECTIVE DATE]_____.

Investment Amount: ____$[AMOUNT]_____

COMPANY:

BOARDS Charcuterie Plus, Inc.
_____

Founder Signature
_____

Name: ____[FOUNDER_NAME]_____

Title: ____[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]
_____

Investor Signature

By: _____ By:_____

Name: ____[INVESTOR NAME]_____

Title: ____[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited